SUPPLEMENT Dated June 23, 2009 To The Current Prospectuses ING SmartDesign Multi-Rate Index Annuity ING Retirement Protector Annuity ING GoldenSelect Guarantee Annuity

Issued By ING USA Annuity and Life Insurance Company

This supplement updates the current prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Contact Center at 1-800-366-0066.

Under the section of the prospectus that is titled “ING USA Annuity and Life Insurance Company” please replace the paragraph that begins with “Lion Connecticut is the holding company for Directed Services LLC,” with the following paragraph:

Directed Services LLC, the distributor of the Contracts is also a wholly owned indirect subsidiary of ING.

ING USA Annuity DSL Change – 154017

06/09